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                          September 9, 2021

       Jonathan C. Javitt
       Chief Executive Officer and Chairman
       NRX Pharmaceuticals, Inc.
       1201 Orange Street, Suite 600
       Wilmington, DE 19801

                                                        Re: NRX
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 3,
2021
                                                            File No. 333-259336

       Dear Mr. Javitt:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David A. Curtiss, Esq.